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Exhibit 99.1

[ABER DIAMOND CORPORATION LETTERHEAD]

        NEWS RELEASE

APPOINTMENT TO THE BOARD

June 10, 2003 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announced today the appointment of Mr. Lars-Eric Johansson as a member of the Board of Directors of the Company.

Mr. Johansson currently holds the position of Executive Vice-President and Chief Financial Officer of Noranda Inc.

Mr. Johansson joined Falconbridge Limited in 1989 as Senior Vice-President and Chief Financial Officer. Since joining the company, Mr. Johansson participated in the successful initial public offering in 1994 and was instrumental in the company's efforts to reduce costs at corporate office and in the operations and improve efficiencies. He was also directly involved in numerous transactions and financing activities for large-scale mining projects, including the Collahuasi copper mine in Chile and the Raglan nickel mine in Quebec.

Prior to joining Falconbridge, he held successively senior positions with several of the Boliden Group of companies, including Boliden AB. He also worked for Sala International AB, and BT Industries AB. In 1983 he was appointed Vice-President, Controller and Treasurer of Boliden Minerals AB.

The Board is pleased to welcome Mr. Johansson and looks forward to benefiting from his extensive knowledge and experience of North American and European resource industries.

For further information, please contact:

Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext 225)
S. Caroline Glasbey, Director, Investor Relations — (416) 362-2237 (ext. 235)

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[ABER DIAMOND CORPORATION LETTERHEAD]
APPOINTMENT TO THE BOARD